

Mail Stop 3561

August 29, 2008

Harris A. Lichtenstein, Ph.D.,
President and Chief Executive Officer
Omnimmune Holdings, Inc.
4600 Post Oak Place, Suite 352
Houston, Texas 77027

> **Re:** **Omnimmune Holdings, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed August 27, 2008**
> **File No. 333-145507**

Dear Dr. Lichtenstein:

     We have reviewed your amended filing and response letter dated August 27, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 2 on Form 8-K Filed August 27, 2008

1. Please revise the first paragraph to disclose the date you actually dismissed Schumacker rather than the effective date of the dismissal. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-B.

2. We note that Schumacher only reported on your financial statements for the most recent fiscal year. Please disclose that fact in the second paragraph. See Item 304(a)(1)(ii) of Regulation S-B.

3. In the second paragraph, please revise to clarify that Schumacher's report contained an explanatory paragraph regarding your ability to continue as a going concern, rather than a qualification. In this regard, we believe that your reference to a going concern qualification implies that the auditors did not issue an unqualified opinion.

4. Please revise the first and fifth paragraphs to disclose the date you actually engaged B&P rather than the effective date of the engagement. Refer to paragraph (a)(2) of Item 304 of Regulation S-B.

Please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter as a correspondence file on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant